Exhibit I

Capital Product Partners L.P. Announces Annual Meeting of Limited Partners

ATHENS, GREECE, August 12, 2022 – The Board of Directors of Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) has called an annual meeting of the Limited Partners to be held at the Partnership’s headquarters in Greece on September 22, 2022 at 11:30 am local time.

Unitholders of record at the close of business on July 26, 2022 are entitled to receive notice of, and to vote at, the annual meeting, or any adjournments or postponements thereof. Formal notice of the meeting, the Partnership’s proxy statement and the accompanying Annual Report on Form 20-F are being sent to unitholders of the Partnership. Electronic copies of the materials are accessible on the Partnership’s website at http://ir.capitalpplp.com/. Following receipt of a proxy card unitholders may vote their common units by accessing www.proxyvote.com.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 19 vessels, including six latest generation LNG carriers, nine Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier. CPLP has also agreed to acquire three 13,278 TEU container vessels and one LNG carrier between the third quarter of 2022 and the second quarter of 2023.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com